[Westmoreland Letterhead]

August 2, 2007

VIA EDGAR SUBMISSION

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Carmen Moncada-Terry

Re:     Westmoreland Coal Company
          Registration Statement on Form S-1
          File No. 333-117709

Ladies and Gentlemen:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, Westmoreland Coal Company (the “Company”) hereby requests that the Securities and Exchange Commission consent to the withdrawal, effective as of the date hereof, of the Company’s registration statement on Form S-1, File No. 333-117709, together with all exhibits thereto (the “2004 Registration Statement”).

The Company requests withdrawal of the 2004 Registration Statement because it no longer intends to conduct a rights offering under the 2004 Registration Statement. The Company confirms that no securities of the Company have been sold under the 2004 Registration Statement. The Company has filed a new registration statement on Form S-1, File No. 333-144008, for the rights offering it intends to conduct.

If you have any questions or comments or require further information or documentation, please do not hesitate to contact the undersigned at (719) 448-5813 or Michael J. Levitin of Wilmer Cutler Pickering Hale and Dorr LLP, the Company’s outside counsel, at (202) 663-6163.

Very truly yours,

WESTMORELAND COAL COMPANY

By:     /s/ Roger D. Wiegley

          Roger D. Wiegley
          General Counsel and Secretary